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04014403

AM 1/3/2005 **

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38103

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/03 (MM/DD/YY) AND ENDING 10/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilliard Farber & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway
(No. and Street)

New York, (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Richard J. Cotter (212) 363-6878
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York, (City) NY (State) 10020-1299 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
DEC 29 2004
WASH. D.C. 185 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/5

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Cotter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilliard Farber & Co., Inc., as of October 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARC RABINOWITZ
Notary Public, State of New York
No. 01RA6011892
Qualified in New York County
Commission Expires August 17, 2006

Notary Public

Signature

Executive Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flow
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILLIARD FARBER & CO., INC.
BROKERS IN U.S. GOVERNMENT SECURITIES
45 BROADWAY
NEW YORK, NEW YORK 10006
(212) 797-1980

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2004

HILLIARD FARBER & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2004

ASSETS

Cash and cash equivalents	$ 37,735,491
Deposits with clearing organizations	5,322,979
Receivable from brokers and dealers and clearing organizations	8,913,529
Securities owned, not readily marketable, at estimated fair value	6,600
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $3,505,164)	1,326,820
Membership in clearing organization, at cost	136,508
Deferred tax asset	94,350
Other assets	1,323,453
	$ 54,859,730

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to brokers and dealers and clearing organizations	$ 5,355,851
Accrued salaries	3,643,408
Accrued expenses, taxes and other payables	2,014,507
Notes payable	750,000
	11,763,766
Liabilities subordinated to claims of general creditors	2,595,000
Commitments	
Stockholders' equity:	
Common stock	
Class A- $.01 par value 150,000 shares authorized 99,950 shares issued	1,000
Class B (nonvoting) - $.01 par value 50,000 shares authorized	-
Additional paid-in capital	2,003,605
Retained earnings	45,915,945
	47,920,550
Common stock in treasury, at cost (18,704 shares)	(7,419,586)
	40,500,964
	$ 54,859,730

The accompanying notes are an integral part of this consolidated financial statement.

HILLIARD FARBER & CO., INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

1. NATURE OF OPERATIONS:

Hilliard Farber & Co., Inc. (the "Parent") is an interdealer broker in the purchase and sale of United States government mortgage-backed securities and United States Treasury bills, notes and bonds.

The Parent is the sole member of Hillfar LLC ("Hillfar"), a limited liability company, formed pursuant to New York Limited Liability Company Law in January 2002.

Hilliard Farber Securities Corp. ("HFSC") is wholly owned by the Parent and is a brokers' broker dealing in the purchase and sale of collateralized mortgage obligations and asset-backed securities.

The Parent and HFSC are registered members of NASD and are subject to the Securities Exchange Act of 1934("SEC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Parent and its Subsidiaries (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

Securities transactions and related commission income are recorded on a settlement-date basis. The difference between recording securities transactions on a trade-date basis and a settlement-date basis has been considered and determined to be immaterial.

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Valuation of Securities Owned:

Marketable securities owned are valued at quoted market value and securities not readily marketable are valued at fair value as determined by management. Unrealized gains or losses are reflected in investment income.

Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using accelerated and straight-line methods over the estimated useful lives of the related assets which range from five to seven years. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

Stock Options:

The Company has adopted Statement of Financial Accounting Standards No. 123(SFAS 123),"Accounting for Stock- Based Compensation." As permitted under this standard, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued To Employees" in accounting for its stock options and other stock-based employee awards. See Note 13.

3. CASH AND CASH EQUIVALENTS:

As of October 31, 2004, cash and cash equivalents consist of the following:

Cash	$ 64,498
Federal Funds, overnight loans	7,207,000
United States Treasury Bills	30,463,993
	$ 37,735,491

In the normal course of business, the Company has cash at banks in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

4. DEPOSITS WITH CLEARING ORGANIZATIONS:

Deposits with clearing organizations include cash of $828,891 and United States Treasury Bills with a face value of $4,500,000 maturing November 2004.

5. **RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS AND CLEARING ORGANIZATIONS:**

Balances receivable from and payable to brokers and dealers and clearing organizations resulting from the Company's normal securities transactions are generally collateralized by those securities.

6. **SECURITIES OWNED, NOT READILY MARKETABLE:**

Securities owned not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Securities owned, not readily marketable consists of warrants convertible into common stock at October 31, 2004.

7. **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:**

The borrowings under subordination agreements at October 31, 2004 are as follows:

Convertible subordinated notes, 9.0%, due July 31, 2005 to stockholders	$ 1,320,000
Convertible subordinated note, 9.0%, due July 31, 2005, to third party	100,000
Subordinated notes, 8.5%, due September 30, 2006 to stockholders	225,000
Subordinated notes, 8.0%, due April 30, 2008 to stockholders	950,000
	$ 2,595,000

The loan agreements have been approved by the NASD, and the borrowings are thus available to be included in the computation of net capital under SEC rule 15c3-1.

8. **LEASES:**

The Company is obligated under a non-cancelable operating lease for office space in New York, New York. The lease expires April 30, 2011 and contains a provision for escalation based on increases in certain costs incurred by the landlord.

The Company is obligated under a non-cancelable operating sublease for office space in Berkeley Heights, New Jersey. The sublease expired May 31, 2004 and was leased through the landlord from June 1, 2004 through December 31, 2007. The lease contains a provision for escalation based on increases in certain costs incurred by the landlord.

A schedule of future minimum annual rental payments due is as follows:

Year Ending October 31,		Amount
2005	$	554,335
2006		594,039
2007		603,789
2008		443,773
2009		420,015
Thereafter		650,704
	$	3,266,655

9. INCOME TAXES:

The Parent and its Subsidiaries file a consolidated federal income tax return and combined state and local returns. The Parent makes all income tax payments directly to taxing authorities and charges each Subsidiary for its share of the expense, which is computed as if the subsidiary filed separate tax returns. The tax benefits of consolidation are reflected in the Company's results of operations.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred income taxes have been provided to account for temporary differences arising primarily from the recognition of unrealized gains and losses on securities and amortization and depreciation, treated differently for financial statement and income tax reporting purposes.

10. DIVIDENDS:

Cash dividends of $6.00 per common share were declared on October 27, 2004 for the stockholders of record at the close of business on November 4, 2004. Dividends of $487,476 were paid in December 2004.

11. PROFIT-SHARING PLAN:

The Company sponsors a defined contribution profit-sharing plan covering substantially all employees with one year of service as defined in the plan agreement. Employees qualify for benefits upon reaching the age of 60. Vesting begins at 20% after one year of service and increases 20% annually to 100% after the fifth year. Contributions to the plan are determined at year end by the Board of Directors.

The profit-sharing plan provides for an employee election to reduce compensation by a voluntary contribution to a 401(k) account.

12. EMPLOYEE STOCK OWNERSHIP PLAN:

Effective November 1, 1997, the Company adopted an Employee Stock Ownership Plan ("ESOP"). Employees are eligible to participate in the ESOP after one year of service and the attainment of twenty-one years of age. The ESOP provides, at the discretion of its Board of Directors, for the Company to make annual contributions up to the maximum amount permitted under the Internal Revenue Code. There were 21,061 shares owned by the ESOP as of October 31, 2004.

13. NON-QUALIFIED STOCK OPTION AWARD:

The directors of the Company approved a non-qualified stock option award which provides for the issuance of options to purchase shares of common stock effective October 7, 2004.

14. LIQUID CAPITAL REQUIREMENTS:

The Parent is subject to the liquid capital requirements of rule 402.1(e) of the Department of the Treasury. The Parent, a government securities interdealer broker as defined in the Department of the Treasury rule 402.1(e)(2), has elected not to be subject to the limitations of the Department of the Treasury rule 402.2, but rather to be subject to the requirements of rule 15c3-1 of the SEC, except paragraph (c)(2)(ix) thereof, and paragraphs (e)(3),(4),(5),(6), (7) and (8) of Treasury rule 402.1. In accordance with the elected rule, the Parent is required to maintain defined minimum liquid capital of the greater of $1,000,000 or 1/15 of aggregate indebtedness, including specific items. At no time may the ratio of aggregate indebtedness to liquid capital exceed 15 to 1.

Liquid capital, as defined, and the ratio of aggregate indebtedness to liquid capital are noted as follows:

Liquid capital, as defined	$ 30,511,993
Minimum liquid capital required	1,000,000
Liquid capital in excess of minimum requirement	$ 29,511,993
Total aggregate indebtedness	$ 6,941,976
Ratio of aggregate indebtedness to liquid capital	.23 to 1

15. NET CAPITAL REQUIREMENTS:

HFSC is subject to the Securities and Exchange Commission's uniform net capital rule 15c3-1 which requires net capital to be the greater of 1/15 of aggregate indebtedness or $100,000. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

The net capital, as defined, and the ratio of aggregate indebtedness to net capital are as follows:

Net capital, as defined	$ 8,938,967
Minimum net capital required	100,000
Net capital in excess of minimum requirement	$ 8,838,967
Total aggregate indebtedness	$ 630,362
Ratio of aggregate indebtedness to net capital	.07 to 1

16. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company, as agent, executes transactions with and on behalf of other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

A substantial number of the Company's transactions are collateralized and executed with and on behalf of a limited number of brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Company.

The Company does not expect nonperformance by counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

See Note 3 regarding cash in banks in excess of FDIC insured limits.

The Company's Statement of Financial Condition as of October 31, 2004 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hilliard Farber & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Hilliard Farber & Co., Inc. and Subsidiaries (the "Company") as of October 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Hilliard Farber & Co., Inc. and Subsidiaries as of October 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, N. Y.
December 14, 2004